Mail Stop 3561

September 7, 2006

Mr. Yaron Eitan
CEO and President
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

   Re: **Vector Intersect Security Acquisition Corp.**
       Amendment No. 3 to Registration Statement on
       Form S-1
       Filed August 1, 2006
       File No. 333-127644

Dear Mr. Eitan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 61 and in Part II that a large amount of stock was transferred or sold by shareholders in reliance upon Section 4(1) and 4(2). Please note that in most cases, the resale of securities of blank check companies is restricted and such securities can only be resold through registration under the Securities Act. In addition, Rule 144 would not be available to promoters or affiliates of blank check companies or to their transferees either before or after a

business combination an operating company. See the Divisions interpretive letter to Ken Worm dated January 21, 2000. Please advise us how these transfers were consistent with the Ken Worm letter. Also identify those purchasers that were insiders.

2.   We note your disclosure on page 48, if the company complies with Section 281(b) of the DGCL, the company will be required to adopt a plan of distribution that "will provide for our payment … of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years." Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of claims by creditors which may arise. Additionally, we note your disclosure on page 48 that "[a]s a result of this, the claims that could be made against us are significantly limited as we believe that it is unlikely that any claim that any claim that would result in any liability extending to the trust account." It appears that the company cannot predict with certainty: 1) potential claims or lawsuits that may be brought against the company; 2) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; 3) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and 4) the ability of Mr. Eitan to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the summary, particularly the subsection "Distribution and liquidation if no business combination," as well as all other related disclosure in the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation. Please revise the disclosure throughout the prospectus to be consistent with the disclosure regarding DGCL on page 48 that creditor claims are required to be provided for prior to any distribution to the stockholders from the trust account. Please revise accordingly, risk factor six on page 15.

3.   We note that management appears to be affiliated with various private equity funds and investment companies. Please discuss in an appropriate place in the registration statement whether Vector Intersect may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these private equity funds or investment companies or an affiliate thereof, and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholders, officers and directors. We may have further comment.

4.   The staff notes that each of the officers/directors of the company discloses a significant level of experience in technology and homeland security companies or closely related industries. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in private equity funds, investment companies and/or companies in the homeland security industry. In light of the ongoing nature of the involvement of the officers/directors with these firms such as, Selway Partners LLC and SCP Partners, and the company's stated intent to focus on acquisition candidates in the homeland security industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Summary Financial Data, page 12

5.   Please revise to include summary financial data for all periods presented in the financial statements.

Risk Factors, page 14

6.   Please add a risk factor to clarify (i) if you fail to register and maintain effectiveness of a registration statement the holders of the warrants will not be entitled to exercise the warrants and (ii) you have no obligation to cash settle the warrants in the absence of an effective registration statement.

7.   We reissue comment 17 of our letter dated July 12, 2006. In risk factor 17, you still indicate that your officers and directors are affiliated with entities, including other blank check companies and may present business opportunities to them. Please identify members of your management and board of directors who have current obligations to present business combination opportunities to other entities and identify the entities. Please also include a section in the prospectus discussing your management's prior involvement in blank check companies.

8.   We partially reissue comment 19 of our letter dated July 12, 2006. Please include a statement to clarify in which states you will register (and which you will not).

Management, page 55

9.   Please describe in more detail the business of Selway Partners, LLC and SCP Private Equity Management Company. Please discuss whether the companies are generally private equity funds. Please discuss whether SCP Private Equity Management Company owns securities in other companies or only manages private equity or venture capital funds. We may have further comment.

Shares Eligible for Future Sale, page 67

SEC Position on Rule 144 Sales, page 68

10.   Please include disclosure that discusses how the securities sold prior to the effectiveness of the registration statement would be subject to the Ken Worm letter, including those units that will be purchased in the private placement that will occur immediately prior to this offering.

Financial Statements

Notes to Financial Statements

Note 2 – Commitments, F-9

11.   Given that the offer and sale of the securities underlying the warrants (including the sale of the UPO) are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants and the UPO upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants and the UPO as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is

assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

12. Please revise your description of the warrants to be consistent with your warrant agreement. Disclose that (i) in no event will you be required to net cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants, and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless. Accordingly, please revise your disclosure beginning on page 3 (the offering), and your disclosure starting on page 64 (description of securities).

13. Please revise to include a discussion of your obligation to pay Selway Partners a monthly fee of $7,500 for certain services.

General

14. We note your disclosure on page 61 (principal stockholders) and pages II-3 and II-4 (Item 15 – recent sales of unregistered securities) regarding the transfer of 1,500,000 shares of common stock by your founders to your newly appointed officers and directors in May 2006. Please disclose the date of each transfer, the consideration received by your founders, and the relationship of each transferee to the founders.

15. We note that when shares are transferred by a principal stockholder to settle an obligation of the registrant, or in exchange for services received by the registrant, the economic substance of the transaction is a capital contribution by the shareholder for the payment of the registrant's expenses. In such cases, Staff Accounting Bulletin Topic 5.T. requires an expense to be recorded equal to the fair value of the shares transferred. With respect to each subsequent transfer of shares by your major shareholder outlined above, please tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T.

Other Regulatory

16.   Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X and provide a current dated consent of the independent accountants in any amendments.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Blaise Rhodes (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Thomas Kluck, who supervised the review of your filing, at (202) 551- 3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        (212) 407-4990